UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 26, 2006

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release No. 15 dated October 26, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 26, 2006

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, Chairman

J-PACIFIC GOLD INC.
1440 - 1166 Alberni Street
Vancouver, BC V6E 3Z3
Tel: (604) 684-6677 Fax: (604) 684-6678
E-mail: ir@jpgold.com
Web: http://www.jpgold.com

NEWS RELEASE No. 15, 2006
October 26, 2006

FOR IMMEDIATE RELEASE
TSX VENTURE SYMBOL: JPN
OTCBB SYMBOL: JPNJF

J-Pacific Gold To Commence Drilling at the Blackdome Gold Mine

Mine has a history of high grade gold production

VANCOUVER, October 26, 2006 - J-Pacific Gold Inc. ("J-Pacific") (TSXV - JPN, OTCBB - JPNJF), a Vancouver-based company engaged in the exploration of gold prospects in North America, is pleased to announce that a 4,000-metre drill program at the Blackdome Gold Mine is scheduled to commence by the end of October 2006. The Blackdome Gold Mine is located in the Clinton Mining District of British Columbia, approximately 250 kilometres north of Vancouver and 70 kilometres west-northwest of the town of Clinton.

Between 1986 and 1991, the Blackdome Gold Mine was one of the highest- grade gold producers in western Canada, yielding 240,000 ounces of gold from 338,000 tonnes of ore. Between 1998 and 1999, the mine produced an additional 6,547 ounces of gold from 21,286 tonnes of ore from underground mining. Currently, the Blackdome gold project has an inferred mineral resource (A. Boronowski, 1999), as reclassified by SRK Consulting (2001), of 124,120 tonnes, averaging 12.8 grams gold per tonne (0.37 oz/ton) and 33.7 grams silver per tonne (0.98 oz/ton) and totalling 50,834 ounces gold and 134,386 ounces silver. The infrastructure and processing facilities remain at the mine, as well as the majority of permits for operation.

In making the announcement today, Michael Michaud, J-Pacific's President and CEO, said that the Company will embark on a planned drilling program that could identify new zones of gold and silver mineralization on the project while extending the zones of known mineralization and adding to the current mineral resource base.

"The Blackdome project offers a unique, lower-risk opportunity for J-Pacific Gold, due to the existing mining and processing infrastructure on the project and its exploration potential. The success of our drilling and underground exploration could lead to a production decision as early as the fall of 2007," Mr. Michaud said.

Since 2001, J-Pacific has compiled the past work at Blackdome and commissioned studies by SRK Consulting (2001) and Roscoe Postle and Associates Inc. (2004). Both studies demonstrated that the Blackdome Project has the potential to host entirely new epithermal gold-silver mineralization that could add to the current mineral resource base. Given these findings, J-Pacific is planning a minimum 4,000-metre core drilling program in approximately 17 holes designed to:

- Assess the down-dip/plunge potential of gold mineralization, approximately 50 to 100 vertical metres below the previous mine workings on the No. 1 and No. 2 veins and approximately 200 to 250 metres below surface;
- Assess the potential of the area where the No. 1 and No. 2 veins potentially intersect, thereby forming a zone of greater dilatancy and allowing mineralized fluids to penetrate;
- Assess the previously untested northward strike extension of the No. 1 vein beneath Blackdome Mountain, potentially extending to the No. 17 vein, located approximately 1.3 kilometres to the north.
- Assess the potential of the down-dip/plunge potential of gold mineralization in the Giant Vein.

This work, for which J-Pacific currently holds permits, is expected to be completed by the end of December 2006.

The exploration program is being undertaken by Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, under the supervision of Michael Michaud, J-Pacific's qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

On behalf of the Board of Directors,

"N. Ferris"
Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.

For more information, please visit our website, www.jpgold.com, or call or e-mail:

Contact:
Nick Ferris, Chairman
J-Pacific Gold Inc.
Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Media Inquiries
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com